July 29, 2005

Via Facsimile and U.S. Mail

Richard N. Burger
Chief Financial Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

	Re:	Coleman Cable, Inc.
      Amendment No. 2 to Form S-4 filed July 27, 2005
      File No. 333-124334

Dear Mr. Burger:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Critical Accounting Policies, page 45

1. We note your disclosure on page 46, "if the carrying value of goodwill assigned to each of our eleven targeted end markets (our operating segments) exceeds its fair value, an impairment loss must be recognized." This statement does not appear to comply with the recognition and measurement of an impairment loss approach discussed in paragraphs 19-22 of SFAS 142. Please revise your disclosure to clarify your process for recognizing and measuring an impairment loss of goodwill.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please have your auditors address the need to include an explanatory paragraph for the restatement of your goodwill allocation to your operating segments in accordance with AU Section 420.12.

Coleman Cable, Inc. consolidated financial statements for the year ended December 31, 2004

5.  Goodwill and Intellectual Property, page F-11

3. We note your revised disclosures in response to comment 8 in our letter dated July 1, 2005. Please include disclosure in your critical accounting policies section to describe the method(s) you used to allocate goodwill to your 11 operating segments.

4. We note that you compare the fair value of each of your 11 operating segments to the carrying value of each segment`s allocated share of net assets. Your response to comment 38 in our letter dated
May 23, 2005 states that you do not maintain balance sheet data for your reportable segments. As such, please include disclosure in your critical accounting policies section to provide a detailed description of how you allocate net assets to your operating segments for purposes of recognizing and measuring goodwill impairment loss.

12.  Business Segment Information, page F-16

5. We note your response to comment 9 in our letter dated July 1, 2005, including the additional disclosure included in your March 31,
2005 interim financial statements. Please include in your annual and interim financial statements disclosure that clearly articulates why it is impracticable to allocated depreciation expense to your reportable segments.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to
Tracey
Houser at (202) 551-3736, or in her absence, to Jeanne Baker at
(202)
551-3691. Direct questions on other disclosure to Brigitte
Lippmann at
(202) 551-3713 or Chris Edwards at (202) 551-3742. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	George C. McKann, Esq.
	Gardner Carton & Douglas LLP
	191 North Wacker Drive
	Chicago, Illinois 60606


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Richard N. Burger
Coleman Cable, Inc.
July 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE